Mr. Larry Spirgel, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

KVH Industries, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 14, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011

Filed May 5, 2011

File No. 0-28082

Dear Mr. Spirgel,

Per my discussion today with Ms. Ivette Leon, Assistant Chief Accountant, this letter is to confirm that you have approved the request of KVH Industries, Inc. to extend the due date until June 29, 2011, for our response to your comment letter dated June 6, 2011, File No. 0-28082.

Thank you very much for providing us this extension of time.

Sincerely,

/s/ Patrick J. Spratt
Patrick J. Spratt
Chief Financial Officer
KVH Industries, Inc.
Re: KVH Industries, Inc.